Offering Statement for
FCP Insight, Inc.
("FCP Insight," "we," "our," or the "Company")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   FCP Insight, Inc.

   3400 188th ST SW
   Suite 461
   Lynnwood, WA 98037

Eligibility

2. **The following are true for FCP Insight, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Erick Slabaugh

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/1994	Present	Absco Solutions	CEO
04/16/2008	Present	FCP Insight, Inc.	CEO

   Short Bio: Erick Slabaugh has over 35 years of experience in the specialty contracting industry and is a serial entrepreneur. He is CEO and majority shareholder of Absco Solutions, with his primary responsibilities including: strategic development, business development, and growth strategies. Erick is also founder and CEO of FCP Insight, a SaaS business solution for specialty contractors. Erick serves on various non-profit boards including the Seattle Sports Commission, the Seattle Fire Foundation, and the Columbia Tower Club's Board of Governors. Erick has been a member of the Entrepreneurs' Organization since 1997. He is a two-term past EO Global Board member and chaired the EO Leadership Academy from inception through year four. He received the EO Volunteer of the Year award for FY 2004-2005 and FY 2008-2009. The Seattle EO Volunteer of the Year award bears his name. LinkedIn: https://www.linkedin.com/in/erickslabaugh/

Name
Kevin Delargy

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/16/2008	Present	FCP Insight, Inc.	CTO

Short Bio: Kevin Delargy has over 20 years of experience as a software developer and IT professional. He is the CTO of FCP Insight. Prior to joining Absco Solutions & FCP Insight, Kevin held Software Architect, Software Development Lead, and Senior Software Developer positions at several software companies ranging from startup to large later stage. Kevin has been both successful and strategic on projects that include document and workflow management, property insurance underwriting, workers' compensation cost containment, employee benefits web portal, and the creation of software development and integration tools. LinkedIn: https://www.linkedin.com/in/kevin-delargy-6315b325/

Name
Tore Steen

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2011	Present	The Utah 1033 Foundation	Chairman
01/01/1995	Present	World Intelligent Network, LLC	Chairman & CEO
04/27/2009	Present	FCP Insight, Inc.	Board Member

Short Bio: After a career as CEO and business leader of private and public companies, Tore serves on several corporate boards and as a strategic advisor to chief executives of various companies. He is also involved in a number of ventures, through his company World Intelligent Network LLC. Tore's business background includes successes as an entrepreneur as well as serving as CEO and/or a Board member for both private and public (NYSE, NASDAQ, LSE) domestic and international companies in the financial, encryption/authentication, leasing, shipping, technology, health care, manufacturing and construction industries. LinkedIn: https://www.linkedin.com/in/tore-steen-1aa279/

Name
Sheila Millman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/1999	Present	Absco Solutions	Director of Administration
04/16/2008	Present	FCP Insight, Inc.	Secretary

Short Bio: Sheila joined Absco Solutions in 1999 and has risen through the company, holding several different positions each with increasing responsibility. She also serves as the Secretary/Treasurer to the company. Her career includes 30 years in the commercial sector including Absco Solutions and such companies as Sur La Table, a retail and catalog gourmet kitchen store and Data I/O, a custom engineering programming software company. She has experience in a wide variety of business activities including management and creation of all aspects of corporate administrative policies and duties; accounting; contract management; inventory management; managing order processing and purchasing departments; foreign order and shipping management; all aspects of accounts receivable and payable, collections; and all human resource activities and benefits management. https://www.linkedin.com/in/sheila-millman-21a5a270/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Erick Slabaugh

Securities:	3,051,311
Class:	Common Stock
Voting Power:	88.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

FCP Insight is a C-Corp SaaS based ERP company built for the construction specialty contracting industry focused on Electrical Contractors. FCP Insight primarily operates in the northwestern United States and specializes in providing software-as-a-service solutions. Their primary focus is on delivering a comprehensive ERP system tailored for service businesses in the construction industry. Originally developed for Absco, a company specializing in alarm installation and monitoring and primarily owned by Erick Slabaugh, who is the majority stockholder. FCP's product is currently integrated with the QuickBooks desktop version and is actively working towards integration with the online program. FCP Insight's Business Control Center (IBCC) offers cloud-based construction management software designed to cater to clients in specialty trade businesses. This software empowers users to efficiently manage projects, create estimates, and access real-time reports, providing valuable insights into their business operations. FCP's software is versatile and can be utilized by a wide range of businesses, including electrical contractors, integrators, carpenters, roofers, and various other service providers within the construction industry.

FCP Insight currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in FCP Insight, Inc. speculative or risky:**

   1. Defined Terms: The Company is offering up to 450,000 shares of common stock at $2.30 per share (defined as the "Offering"). The last date on which an investor can purchase Securities, is defined as the "Offering Deadline." Third parties might infringe upon our technology: We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.

   2. If we infringe on the intellectual property rights of third parties we could be prevented from selling products or services, forced to pay damages, and defend against litigation: If our products, methods, processes and other aspects of our operations infringe the proprietary rights of other parties, we could incur substantial costs and we may have to: (i) obtain licenses, which may not be available on commercially reasonable terms, if at all; (ii) abandon certain intellectual property; (iii) redesign our products or services to avoid infringement; (iv) stop using the subject matter claimed in the patents held by others; (v) pay damages; or (vi) defend litigation or administrative proceedings which may be costly, and which could result in a substantial diversion of our valuable management resources. Any claim of infringement against us may have a material adverse effect on our business.

   3. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both the Offering type and the Company. As a company with limited operating history, we have not demonstrated our ability to perform the functions necessary for the successful marketing of our products and services or for the management of the business. Our target market is companies under

$50 million in revenue, since we presently believe many companies in this revenue category make the tough decision of investing in an internal Enterprise Resource Planning (ERP) system. No representation is being made that our target market will embrace any of our products and services as we have not developed a client base or established a brand reputation in the target market. As such, our prospects must be considered in light of the risks, uncertainties, and difficulties frequently encountered by businesses in their early stage of development. Accordingly, the Company cannot guarantee that it will be successful in accomplishing its objectives.

4. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The offering price of the share of common stock has been arbitrarily determined by the Company and bears no relationship to the assets, book value, or earnings of the Company, recent sales of common stock of the Company or other securities of the Company, or any other recognized criteria of value. In addition, at some future date there may be additional classes of equity with rights that are superior to the class of equity being sold. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of the Offering.

5. Changes in accounting standards could impact our financial position: The implementation of new accounting requirements or changes to generally accepted accounting principles could adversely affect the Company's reported financial position or results of operations.

6. Aggressive discounting by existing ERP vendors, potential entrants in the construction contracting industry, may adversely affect our results of operations: Aggressive discounting by ERP vendors offering packages on a SaaS basis may result in lower customer usage fees or special discounts. As a result, aggressive or prolonged discounting by competitors may adversely affect our results of operations for the periods in which it occurs.

7. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size. All investments in the Company risk the loss of capital. While the Company's management believes that its experience and relationships may moderate the risk to some degree, no representation is made that the Company's operations will be successful. Because of the target market of companies with under $50 million revenue involved in the construction industry, the Company is highly susceptible to changes in general or regional U.S. economic conditions, including, but not limited to, customer credit availability, customer credit delinquency and default rates, interest rates and inflation. Any changes in economic conditions could adversely affect customer demand or increase costs, or both, resulting in lower profitability for the Company and other material adverse impacts on our results of operations.

8. General economic conditions affecting the SaaS industry may adversely affect our business: The Software-as-a-Service industry, in particular ERP applications for Construction Contracting Industry, is relatively new and unexplored. It might experience periodic downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions, consumer confidence, the level of personal discretionary income, interest rates, and credit availability. The Company cannot assure you that the industry will not experience sustained periods of decline in demand for ERP applications in the future. If the economy falters, the construction industry may be impacted, and personnel may be released, which initially may result in a reduction in user licenses for existing clients for a period of time. Any decline could have an adverse effect on the Company's business.

9. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. The Company's success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational, and financial resources. To manage this growth, we may have to expand our facilities, augment our operational, financial, and management systems and hire and train additional qualified personnel. The failure to manage and

realize growth may materially adversely affect our business, results of operations, and financial condition.

10. We may face adverse tax consequences and may be audited by the Internal Revenue Service: The Internal Revenue Service may not accept the tax positions taken by the Company. As a result, the Internal Revenue Service could audit the Company's information and adjustments to the Company's tax returns could occur as a result. Any such adjustment could subject the Company to additional tax interest and penalties, as well as accounting and legal expenses.

11. Compliance with government regulations may result in significant additional costs that could adversely affect our business, financial results and operations: The Company will be subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements and consumer protection laws. These laws regulate, among other things, the manner in which the Company conducts business, including advertising, sales and consumer lending practices. Violation of these laws and regulations could result in civil and criminal penalties being levied against the Company or could result in a cease and desist order being issued for operations that are not in compliance. Further laws and regulations may be more stringent and require the Company to incur significant additional costs. Compliance with new laws and regulations, stricter interpretation of existing laws and regulations or the discovery of contamination at the Company's locations could require the Company to incur significant additional costs. Additionally, new privacy legislation may place greater burdens on SaaS companies.

12. Our future growth depends on our ability to develop and retain customers: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and retain customers, our business, results of operations and financial condition may be materially adversely affected. The Company has extremely limited revenue, and there can be no guarantee that the Company will achieve its profitability goals. Because there are other competing companies in this field such as Procore, NetSuite, Computer Ease, Foundation and others, customers may not adopt our products. If our assumptions do not materialize into sales in the aftermarket for the Insight ERP application that unify processes in various departments of a construction contracting company, this could materially impact our assumptions and the results of the operations of the business in every respect. While we intend to target the construction contracting industry, we may be unable to carry over the success of ABSCO Alarms, Inc. due to ineffective marketing. Our target market, in particular, companies under $50 million in revenue, may not require the cost-effective SaaS facility we intend to market, or opt for alternative products available to satisfy some of their needs. An inability to effectively create a need for such an ERP application will impede the ability of the Company to gain traction within the ERP application market that we intend to initiate for the construction industry and will negatively impact expected sales and revenues.

13. Our sales cycles can be lengthy and variable, which may cause changes in our operating results: Our sales cycle can vary substantially from customer to customer. A number of factors influence the length and variability of our sales cycles, including, for example: (i) the need to educate potential customers about the uses and benefits of our application; (ii) the duration of the commitment customers make in their agreements with us; (iii) the discretionary nature of potential customers' purchasing and budget cycles and decisions; (iv) the competitive nature of potential customers' evaluation and purchasing processes; (v) the functionality demands of potential customers; (vi) fluctuations in the enterprise work management needs of potential customers; (vii) the announcement or planned introduction of new products by us or our competitors; and (viii) the purchasing approval processes of potential customers. Our sales cycles can make it difficult to predict the quarter in which revenue from a new customer may first be recognized. We may incur significant sales and marketing expenses and invest significant time and effort in anticipation of a sale that may never occur or only occur in a smaller amount or at a later date than anticipated. Delays inherent to our sales cycles could cause significant variability in our revenue and operating results for any particular period.

14. We may not be able to efficiently train, recruit, hire, or maintain the workforce and management team necessary to implement our business plan: The Company's success depends upon the contributions of our software development and corporate management teams. Consequently, the loss of the services of

key employees could have a material adverse effect on our results of operations. In addition, as the Company expands operations, the Company will need to hire additional personnel. Many of the workers required by the Company will need to be technically skilled. The market for qualified employees in the industry and in the regions in which the Company operates is highly competitive and may subject the Company to increased labor costs during periods of low unemployment. The Company's success depends, to a significant degree, upon the efforts of our executive officers, advisors and additional personnel. We cannot guarantee that the Company will be able to retain these individuals. The loss of the services of one or more of these executive officers, advisors or additional personnel could adversely affect the Company's business in various ways, including but not exclusive to the severing of pre-existing business relationships that could negatively impact our supply of products or of marketing arenas. In addition, the Company needs to hire experienced general managers and other qualified personnel as the Company expands its operations. The market for qualified employees in the SaaS application industry and in the State of Washington, in which the Company operates, particularly for general managers and sales and service personnel, is highly competitive. The Company's inability to attract and retain additional qualified personnel as needed could adversely affect our expansion plans and results of operations.

15. Dependence on management and absence of key man insurance: The Company's business, to date, and for the foreseeable future, will be significantly dependent on the Company's management team. The loss of any one of the officers of the Corporation could have a material adverse effect on the Company. If the Company lost the services Company one or more of its executive officers or key employees, it would need to devote substantial resources to finding replacements, and until replacements were found, the Corporation would be operating without the skills or leadership of such personnel, any of which could have a significant adverse effect on the Company's business. The Company currently does not carry "key-man" life insurance policies covering any of these officers

16. Our ability to succeed depends on how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products. Our business plan is based on our ability to raise sufficient funding through the Offering. If we are unable to raise the necessary funding through the Offering, we may need to seek additional sources of financing, which may not be available on favorable terms, if at all, and if available may carry superior rights than those available to the holders of the shares of the common stock made available through the Offering. If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete the marketing and development of all of our products and services. The market to provide our services consists of many alternatives with respective advantages and disadvantages. Additionally, the market is rapidly changing. We expect intensive competition as a result of factors such as: (i) our market's increasing size; (ii) our market opportunity becoming more visible; and (iii) industry consolidation. While we offer unique services in terms of a unified ERP system for the construction industry, we expect competition from companies that provide installed ERP applications in other industries and construction management tools. Market demand might favor other applications, including Customer Resource Management systems, when the need for a comprehensive unified system does not arise. Many of the potential competitors have or are likely to have significantly greater financial, technical, marketing, and managerial resources than we do and might generate greater revenue and are better known than we are. They may compete more effectively than we do and be more responsive to industry and technological change than we are. Our ability to successfully compete depends on many factors. Factors over which we may have some level of control include: (i) ability to enter into relationships with marketers; (ii) ability to provide simple, cost-effective and reliable solutions; (iii) timely development and marketing of new services; and (iv) ability to manage rapidly changing technologies, frequent new services introductions and evolving industry standards and practices. Factors outside our control include: (i) development, introduction and market acceptance of new or enhanced services by our competitors; (ii) changes in usage fee policies by our competitors; (iii) entry of new competitors in the market, the potential entrant theory; and (iv) the ability of marketers to

provide simple, cost-effective and reliable promotions. The failure to compete successfully would impair our ability to generate revenues and become profitable.

17. If the market for SaaS-ERP applications develops more slowly than we expect or declines, our business would be adversely affected: The market for SaaS-ERP applications is less mature than the market for on-premise business software applications, and the adoption rate of SaaS-ERP applications may be slower among subscribers in industries with heightened data security interests or business practices requiring highly customizable application software. Our success will depend to a substantial extent on the widespread adoption of SaaS-ERP applications in general, and in the construction industry in particular. Many organizations have invested substantial personnel and financial resources to integrate traditional on-premise business software applications into their businesses, and therefore may be reluctant or unwilling to migrate to SaaS applications. It is difficult to predict customer adoption rates and demand for our platform, the future growth rate and size of the SaaS-ERP applications market, or the entry of competitive applications. The expansion of the SaaS-ERP applications market depends on a number of factors, including the cost, performance, and perceived value associated with SaaS, as well as the ability of SaaS providers to address data security and privacy concerns. Additionally, government agencies have adopted, or may adopt, laws and regulations regarding the collection and use of personal information obtained from consumers and other individuals, or may seek to access information on our platform, either of which may reduce the overall demand for our platform. If we or other SaaS providers experience data security incidents, loss of customer data, disruptions in delivery, or other problems, the market for SaaS business applications, including our customer service platform and live chat software, may be negatively affected. If SaaS-ERP applications do not continue to achieve market acceptance, or there is a reduction in demand for SaaS-ERP applications caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and products, or decreases in information technology spending, it would result in decreased revenue and our business would be adversely affected.

18. Our FCP Insight brand may not achieve the level of recognition necessary to attract additional clients, and building recognition of the brand may require us to expend significant funds on marketing, either of which could materially adversely affect our business, financial condition, results of operations, and cash flow: To be successful, we must continue to build and increase market recognition of our corporate brand because we believe our market is competitive and is likely to become even more competitive. The overall market for enterprise work management software is rapidly evolving and subject to changing technology, shifting customer needs, and frequent introductions of new applications. The intensity and nature of our potential competition varies significantly across industries and software products. Many of our potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets, and significantly greater resources than we do. Some of our smaller potential competitors may offer applications on a stand-alone basis at a lower price than us due to lower overhead or other factors, while some of our larger potential competitors may offer applications at a lower price in an attempt to cross-sell additional products in the future or retain a customer using a different application. We believe that, at this time, there are a limited number of direct potential competitors that provide a comprehensive enterprise work management software offering. However, we may face competition both from point solution providers, including legacy on-premise enterprise systems, and other cloud-based work management software vendors that may address one or more of the functional elements of our application, but are not designed to address a broad range of enterprise work management needs. In addition, we may face competition from manual processes and traditional tools, such as paper-based techniques, spreadsheets, and email. Certain barriers to entry into our market are: market intimacy, knowledge of industry business rules and procedures, development time, and market development. The entry of other successful businesses to our market is possible. We currently believe Procore and Oracle's NetSuite are our most likely competitors. We may see competition from construction software companies offering SaaS products. The introduction of products from companies like Salesforce, Google, and IBM may lower the barrier to entry for newcomers in the field. We are attempting to build a brand that businesses identify with ERP applications through the SaaS model for the construction

contracting industry. We believe that the recognition of our brand is critical to our success and the importance of this will increase as more companies enter our market and competition for marketers' attention increases. Building such recognition may require us to expend significant funds on marketing and the outcome of our marketing efforts is hard to predict. If we are not successful in our marketing efforts to increase our brand awareness, our ability to attract customers could be harmed, which would cause a materially adverse effect on our business, financial condition, results of operations and cash flow. Further, if our competitors' products, services or technologies become more accepted than our enterprise work management software offerings, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, our revenues could be adversely affected.

19. Our future results and the demand for our services are mere estimates and, therefore, uncertain, and we will not become profitable if our services do not achieve market acceptance: The Company was formed in April 2008. The Company launched its ERP application only last year after closing on its last round of investments. Our business plan was formulated based on the experience of ABSCO Alarms, Inc.'s experience adopting and using the Company's ERP application. It is our understanding that ABSCO Alarms, Inc. was able to reduce its general and administrative costs by approximately 50% over a 24-month period. Aside from one additional adoption of our ERP application, we have yet to introduce our products to other customers or a larger customer base. Accordingly, our future results are uncertain and results to date relating to the ABSCO Alarms, Inc.'s usage of the FCP Insight application may not be representative of future results. Investors are urged to consider that the financial projections discussed by the Company, if any, were prepared by the Company's management. Such projections are not guarantees of future financial performance, nor should they be understood as such by investors. Investors should be aware of the inherent inaccuracies of forecasting. Although the Company's management, in its own view, has a reasonable basis for these projections and has provided them in good faith, investors may wish to consult independent market professionals about the Company's future performance. If our services do not achieve market acceptance, our business may not become profitable. Since the application of our ERP package is new in the construction industry, we cannot predict its demand. Demand for our services is dependent upon many factors. Factors over which we may have some level of control include: (i) the number of customers we can attract to our product; (ii) our ability to compete successfully in our market; (iii) our success in promoting our products and services through our sales, marketing and business development personnel, including provision of after-sales service; (iv) successful maintenance of software deployment, common database and modular software design; and (v) maintenance of absolute confidentiality of customer data according to best business practices. Factors outside our control include: (i) uncertainty about the value and effectiveness of our ERP package in the construction industry; (ii) our potential customers' willingness to allow us to implement their ERP systems and assist with data migration, and use our services; and (iii) the quality, accuracy, and utility of information provided to us for implementation of their ERP systems. Because we generally expect to recognize revenue from our customers over the terms of their agreements but incur most costs associated with generating such agreements in advance, rapid growth in our customer base may increase our losses in the short-term: We anticipate that expenses associated with acquiring customers, such as the expenses related to sales and marketing, will generally be expensed as incurred while most of our revenue will be recognized ratably over the life of the applicable agreements. Therefore, increased sales would result in our recognition of more costs than revenue during the early periods covered by such agreements, even in cases where the agreements are expected to be profitable for us over their full terms. As a result, even if we are successful in increasing our customer base, our short-term operating results may suffer. We anticipate that a significant portion of the revenue we report in each quarter will be generated from customer agreements entered into during previous periods, which will be reflected as deferred revenue on our balance sheet. Consequently, a decline in new or renewed agreements, or a downgrade of renewed agreements to fewer subscriptions of features, in any one quarter may not be fully reflected in our revenue in that quarter. Such a decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our application, and potential changes in our pricing policies or rates of renewals, may not be fully reflected in our results

of operations until future periods. Similarly, it would be difficult for us to rapidly increase our revenue through new sales, renewals and upgrades of existing customer agreements, or through additional cross-selling opportunities, in a given period due to the timing of revenue recognition inherent in our subscription model.

20. Perpetual monthly license revenue is unpredictable, and a material increase or decrease in perpetual license revenue from period to period can produce substantial variation in the total revenue and earnings we recognize in a given period: Perpetual license revenue reflects the revenue recognized from sales of perpetual licenses relating to our software as a service package to new customers, and additional licenses for such applications to existing customers. We generally expect to recognize the license fee portion of the arrangement at the beginning of each month. Perpetual licenses of our software as a service package may be sold through third-party resellers and, as such, the timing of sales of perpetual licenses is difficult to predict with the timing of recognition of associated revenue unpredictable. A material increase or decrease in the sale of perpetual licenses from period to period could produce substantial variation in the revenue we recognize. Accordingly, comparing our perpetual license revenue on a period to period basis may not be a meaningful indicator of a trend or future results.

21. We must effectively manage and operate software deployment for unique ERP applications, common database and modular software design: The Company's business is dependent upon the efficient operation of an appropriate effective software deployment unique to each ERP application and successful management of deployment activities including activating, adapting, updating, built-in updating, and un-installation. The product is expected to allow every department of the construction contracting business, our target customer, to store and retrieve information in real-time and our success depends on the reliability, accessibility and ease in sharing information as required. The product is also expected to enable our customers to adapt the system to their business needs. The failure of the Company's information systems to perform as designed or the failure to maintain and continually enhance or protect the integrity of these systems could disrupt the Company's business, impact sales and profitability, or expose the Company to customer or third-party claims.

22. Our network infrastructure, computing systems or software may fail or be compromised or damaged, which could harm our reputation, as well as materially adversely affect our business, financial condition, results of operations, and cash flow: The performance of our hardware and software is critical to our business. A failure in our hosting company's infrastructure including power, network, and data storage failures that cause an interruption in service or a decrease in responsiveness of our transaction processing or data storage capabilities could impair our reputation and the attractiveness of our brand. In the past, the software package, as well as other ERP applications have experienced periodic system interruptions, which may occur from time to time in the future. Such disruptions may be caused by unique errors in the software code that can be subsequently corrected. Any significant increase in the frequency or severity of future disruption could have a material adverse effect on our business, financial condition, results of operation, and cash flow. The software for our system is complex and may contain undetected errors or defects, in particular when we implement upgrades to our system. Any errors or defects discovered after our software is released could damage our reputation or result in lost revenue or liability. We intend to regularly monitor and test our system and software and identify defects from time to time. We intend to address such defects by rewriting software code and, if possible, replacing portions of our proprietary software with commercially available software components. Any failure to identify defects or difficulties in implementing this new software may result in greater than expected expense and may cause disruptions to our business. The system is currently running on Amazon Web Services (AWS). As such the system is dependent on AWS continuing to provide service, maintaining cybersecurity protocols, and otherwise being a viable means of providing our services. We are highly dependent on AWS pricing stability. Increases in hosting costs could adversely impact our expenses and operations. Cyber-security breaches on AWS could cause down-time or failure of service. This might lead to temporary or significant system failures, which might affect the customer's business and our own. Additionally, there is a strong likelihood that confidential and privileged customer data might not be safe in case of any online breach or sabotage.

23. Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our application and adversely affect our business: Federal, state, and foreign government bodies and agencies have adopted, are considering adopting or may adopt laws and regulations regarding the collection, use, storage, and disclosure of personal information obtained from individuals. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our customers may limit the use and adoption of our application and reduce overall demand, or lead to significant fines, penalties or liabilities for any noncompliance with such privacy laws. For example, the European Union and many countries in Europe have stringent privacy laws and regulations that may impact our ability to profitably operate in certain European countries. Furthermore, privacy concerns may cause our customers to resist providing the personal data necessary to allow them to use our application effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our application in certain industries. All of these domestic and international legislative and regulatory initiatives may adversely affect our customers' ability to process, handle, store, use, and transmit demographic and personal information from their customers and employees, which could reduce demand for our application. The only information that the customer may input into the application is names, email addresses, and non-personal identifying information about projects. In addition to government activity, privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. If the processing of personal information were to be curtailed in this manner, our application would be less effective, which may reduce demand for our application and adversely affect our business.

24. Our system capacity needs are untested and our failure to handle the growth of our database may materially adversely affect our business, financial condition, results of operations, and cash flow or require us to carry out substantial capital expenditure: The capacity of our system has not been tested, and we do not yet know the ability of our system to manage substantially larger amounts of users and related data. A substantial increase in the number of users and a corresponding increase in the number of data records could strain our AWS servers and storage capacity, which could lead to slower response time or system failures. We may not be able to handle our expected user and transaction levels while maintaining satisfactory performance. System failures or slowdowns adversely affect the speed and responsiveness of our transaction processing. These would have a negative impact on the experience for our clients' users and reduce our system's effectiveness. Such an increase could require us to expand and upgrade our technology, processing systems, and network infrastructure. Any unexpected upgrades could be disruptive and costly. Our failure to handle the growth of our databases could lead to system failures, inadequate response times or corruption of our data, and could materially adversely affect our business, financial condition, results of operations, and cash flow. We may be unable to expand and upgrade our systems and infrastructure to accommodate this growth in a timely manner. Any failure to expand or upgrade our systems could damage our reputation and our business.

25. If we fail to integrate our application with other software applications and competitive or adjacent offerings that are developed by others, or fail to make our application available on mobile and other handheld devices, our application may become less marketable, less competitive or obsolete and our operating results could be harmed: We hope to integrate our enterprise management software with a variety of other software applications, and also with competing and adjacent third-party offerings, and we need to continuously modify and enhance our platform to adapt to changes in cloud-enabled hardware, software, networking, browser, and database technologies. Any failure of our application to integrate effectively with other software applications and product offerings could reduce the demand for our application or result in customer dissatisfaction and harm to our business. If we are unable to respond to changes in the application and tools with which our application integrates in a cost-effective manner, our application may become less marketable, less competitive or obsolete. Competitors may also impede our attempts to create integration between our application and competitive offerings, which may decrease demand for our application. In addition, an increasing number of individuals within organizations are utilizing devices other than personal computers, such as mobile phones, tablets and other handheld devices, to access the Internet and corporate resources

and to conduct business. If we cannot effectively make our application available on these devices, we may experience difficulty attracting and retaining customers.

26. Incorrect or improper implementation or use of our SaaS-ERP application could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition, and growth prospects: Our SaaS-ERP application may be deployed in a wide variety of technology environments and into a broad range of complex workflows. We often assist our customers in implementing our application, but many customers attempt to implement even complex deployments themselves. If we or our customers are unable to implement our SaaS-ERP application successfully, or unable to do so in a timely manner, customer perceptions of our SaaS-ERP application, service, and company may be impaired, our reputation and brand may suffer, and customers may choose not to renew or expand the use of our SaaS-ERP application. Our customers and third-party partners may need training in the proper use of our SaaS-ERP application to maximize its potential. If our SaaS-ERP application is not implemented or used correctly or as intended, inadequate performance may result. Because our customers rely on our SaaS-ERP application to manage a wide range of operations, incorrect or improper implementation or use, our failure to train customers on how to efficiently and effectively use our SaaS-ERP application, or our failure to provide adequate product support to our customers, may result in negative publicity or legal claims against us. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for additional subscriptions.

27. Any failure to offer high-quality product support may adversely affect our relationships with our customers and our financial results: In deploying and using our customer service platform and live chat software, our customers depend on our product support team to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope, and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and adversely affect our operating results. Our sales are expected to be highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could adversely affect our reputation, our ability to sell our customer service platform and live chat software to existing and prospective customers, our business, operating results, and financial position.

28. If we are not successful in protecting our intellectual property our business will suffer: We depend heavily on technology to operate our business. Our success depends on protecting and enforcing our intellectual property, which is one of our most important assets. We have developed and acquired proprietary technology including a common database, interface servers and modular software design. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our application or to obtain and use information that we regard as proprietary. Policing unauthorized use of our application is difficult, and we are unable to determine the extent to which piracy of our software exists or will occur in the future. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of resources or the narrowing or invalidation of portions of our intellectual property and have a material adverse effect on our business, operating results, and financial condition. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant's own intellectual property. These steps may be inadequate to protect our intellectual property. Third parties may challenge the validity or ownership of our intellectual property, and these challenges could cause us to lose our rights, in whole or in part, to such intellectual property or narrow its scope such that it no longer provides meaningful protection. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to

copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our application may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying, transfer, and use of our application and proprietary technology or information may increase. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property, our business, brands, operating results, and financial condition could be materially harmed. Additionally, competitors may be able to devise methods of competing with our business that are not covered by other intellectual property rights. Further, the laws of some foreign countries may not protect our intellectual property rights to as great an extent as do the laws of the United States. Our competitors may independently develop similar technology, duplicate our technology or design around any patents that we may obtain or our other intellectual property. If we do not adequately protect our intellectual property, our business, financial condition, results of operations, and cash flow could be materially adversely affected.

29. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us: The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

30. Our operations could be impacted by adverse weather conditions: Adverse weather conditions might cause power outages or disruption of the internet and may hamper our ability to provide continued effective services. This could impair our reputation and the attractiveness of our brand. Any significant increase in the frequency or severity of future disruption could have a material adverse effect on our business, financial condition, results of operation, and cash flow.

31. The occurrence of certain unpredictable events could impact our operations: The occurrence of certain material events including fire, acts of God, natural disasters, acts of terrorism, the outbreak of war, an outbreak of disease, or other significant national or international events, whether political, economic or social could adversely affect the Company's operating results.

32. Undetected defects in our application could affect our profitability: While the Company will carry out the requisite troubleshooting before the application is sold, it still may contain undetected defects. If there are defects or bugs in our application, we could experience lost revenue, increased costs, delays in, cancellations or rescheduling of order shipments, litigation, disputes, liability, application replacements, returns or discounts, or damage to our reputation, any of which would harm our operating results and our business. The on-going development of the system and continual release process could introduce bugs to the system which may adversely impact system operations and harm our reputation, and negatively impact our clients' businesses.

33. Adverse results in litigation could impact our margins and operational capability. Our insurance may not be adequate to cover this risk: The Company may be subject to various litigation matters including

the possibility of product liability claims. If such claims are raised and the outcomes in any significant matters are adverse, such results could negatively affect the Company's business. Claims arising out of actual or alleged violations of law may be asserted against the Company by individuals, either individually or through class actions, or by governmental entities in civil or criminal investigations or proceedings. Such actions may expose the Company to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal and civil fines and penalties, including suspension or revocation of our licenses to conduct operations. Some actions might involve allegations that are not insured. We intend to purchase Errors and Omissions Insurance (E&O). However, if we sustain damages greater than our insurance coverage, or the damages are not insured, there could be a material adverse effect on our liquidity, which could hamper our operations.

34. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever. Certain restrictions on transferability will preclude disposition and transfer of securities other than pursuant to an effective registration statement or in accordance with an exemption from registration contained in the Securities Act. In light of these restrictions, there is presently no market, and there may never be a public market for the distribution of these securities. Further, there can be no assurance that we will ever consummate a public offering of any of our securities. Accordingly, investors in the Company bear the economic risk of holding the securities for an indefinite period of time and that these securities may diminish to the point of being of little to no value.

35. We do not expect to pay dividends on the common stock: The Company's board of directors will determine whether to pay dividends on the common stock primarily based upon the Company's financial condition, results of operations, and business requirements. Because the Company intends to use any excess cash to fund our growth strategy, the Company currently does not expect to pay any dividends on the common stock in the foreseeable future.

36. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

37. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

38. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

39. We may not be able to attain capital when required: We currently anticipate that our existing capital, together with the $1,035,000 funding sought through the Offering, will be sufficient to meet our financial needs for marketing our software-as-a-service model in the initial target number of construction-related industries, funds for general corporate purposes, including working capital to fund and implement our business plan, and anticipated operating losses. We may need additional funding if we: (i) are unable to increase our revenues as anticipated; (ii) decide to expand faster than planned; (iii) develop new or enhanced services ahead of schedule; (iv) need to respond to competitive pressures; or (v) need to acquire complementary products, businesses or technologies. We cannot be

certain that additional financing will be available on acceptable terms, or at all. Companies engaged in ERP application or CRM (Customer Resource Management) packages have encountered difficulty in obtaining funding from the public capital markets as well as the private market. If we raise additional capital through the issuance of equity securities, the common stock interest of investors holding shares prior to such issuance would be diluted. In addition, we may also raise any necessary additional capital through the issuance of preferred stock, with rights superior to those of the common stock purchased by investors prior to such issuance. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our services or respond to competitive pressures. Changes in the availability or cost of capital and working capital financing including the availability of long-term financing to support development of the Company and the availability of securitization financing, could adversely affect the Company's growth and operating strategies.

40. There is a lack of audited financial statements upon which to make an investment decision: As the Company is in the development stage, there are no audited financial statements upon which to make a decision. While such statements would be helpful in making an investment decision, they simply do not exist. As such any investment in the common stock of the Company should be made while considering that all numbers indicated in the Company's business plan and elsewhere throughout the Offering documents are only estimates based on what the Company's management believes are reasonable assumptions of market conditions, and do not represent any past performance of the Company.

41. We may alter the use of the proceeds of the Offering: The Company from time to time will evaluate the usage of the Company's cash to determine whether the current application should be changed. Accordingly, the management of the Company will have significant discretion in applying the net proceeds of the Offering. The failure of the management of the Company to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

42. Investing in the Common Stock may implicate regulatory concerns: Most pension or profit-sharing plans, individual retirement accounts and tax-advantaged retirement funds are subject to the provisions of the Internal Revenue Code, the Employee Retirement Income Security Act of 1974 ("ERISA"), or both, which may be relevant to a decision as to whether such plans should invest in the Company. There may, for example, be issues as to whether such an investment is "prudent" or a "prohibited transaction." Legal counsel should be consulted by such a retirement fund before investing in the Company.

43. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

44. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

45. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

46. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

47. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

48. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

49. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

50. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

51. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

52. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

53. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

FCP Insight, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,035,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Proceeds from the Offering are anticipated to be used for: continuing development, execution of sales and marketing, onboarding of customers and anticipated ongoing operational expenses.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$50,715
Compensation for managers	$0	$193,653
Related Party Payable to CEO for paying Capital Raise Exp. Legal, Marketing, Financial Review	$0	$90,632
On-going Software Dev.	$0	$400,000
Sales & Marketing	$9,510	$300,000
Total Use of Proceeds	**$10,000**	**$1,035,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and FCP Insight, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $2.30 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	8,000,000	3,342,650	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Option Plan	The Company has reserved 1,000,000 for future issuance. As of the initial filing of this Offering, no options have been granted.	1,000,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There is an employee stock option plan that has set aside 1,000,000 shares that could dilute existing shareholders if issued and exercised.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Shareholders holding a simple majority of the shares of the Company held by shareholders present at shareholders meeting where a quorum is present, or shareholders holding a simple majority of the issued and outstanding shares of the Company via written consent, may cause the Company to take action, including without limitation: (i) amending the Amended and Restated Bylaws; and (ii) adding or removing directors from the Company's Board of Directors (the "Board"). As minority owners, you are subject to the decisions made by the majority owners who elect the directors to the Board who, in turn, appoint the officers responsible for the day-to-day operations of the Company. A vast majority of the issued and outstanding common stock are held by the Company's present management, which gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as (i) the issuance of additional shares, and (ii) the sale of debt, convertible debt, or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holders of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns. In addition, the Company is held at ownership percentages of 16.7% and 14.8% by ABSCO Alarms, Inc. ("Absco") as of December 31, 2022 and 2021, respectively. There is a 71.6% and 75.9% ownership interest under common control with Absco at December 31, 2022 and 2021, respectively. Absco exerts control over substantial operational aspects of the Company, including funding its activities. Furthermore, Absco assumes responsibility for covering expenditures and delivering administrative and managerial services on behalf of the Company. There is a risk that events and decisions that help Absco are not as helpful, and may be detrimental to the Company.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. These issuances could be from future sales of common stock, convertible securities, simple agreements for future equity, preferred stock, or the exercise of option grants. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties. The Board establishes the compensation of the executive officers and directors. Erick W. Slabaugh and Kevin Delargy sit on the Board that determines their salary and other benefits. It may be that other officers of the Company will also sit on the Board. Although this is not uncommon, there is an actual conflict of interest if one or more officers vote as directors on salary for themselves. Larger entities generally establish a compensation committee composed of persons who are not executives of the Company. Although the Company does currently intend to establish this practice in the future, at the present time, the size of the Company does not warrant the expense of such a committee composed of persons who are not related to the Company. For the present, investors must be aware of the conflict and of their dependence upon the Board to honor the obligation to be fair and reasonable in the matters of compensation. Currently, Erick W. Slabaugh, the majority owner, the chief executive, and a director of the Company is also a director and officer of ABSCO Alarms, Incorporated. The Company management may serve in the future as an officer, director or investor in other entities. Neither the Company nor any of its shareholders would have any interest in these projects. The Company's management believes that it has sufficient resources to fully discharge its responsibilities to all projects it has organized or will organize in the future, if any. The Company's management will devote only so much of its time to the business of the Company in accordance with its judgement regarding what is reasonably required. On April 22, 2008, the Company entered into an Agreement and Bill of Sale with ABSCO Alarms, Incorporated under the terms of which the Company purchased the ABS software package in exchange for licensing such ABS software package to ABSCO Alarms, Incorporated. The terms of such license are established in a License Agreement dated April 22, 2008 (the "License Agreement") between the Company and ABSCO Alarms, Incorporated under which the Corporation licenses on a non-exclusive basis the ABS software package to ABSCO Alarms, Incorporated in exchange for a fee payment of $1.00 annually. ABSCO Alarms, Incorporated is now paying the Company $3,000 per month to license the Company's software. Under the terms of the License Agreement, ABSCO Alarms, Incorporated cannot sublicense the ABS software package. The Company currently does not lease or own any real estate. Currently, the Company operates from the offices of ABSCO Alarms, Incorporated, an affiliate of the Company. In the future, the Company may lease space from ABSCO Alarms, Incorporated or other third parties. The Company's management may be subject to conflicts of interest: The Company's management may in the future become associated with or employed by other companies, which are engaged, or may become engaged, in operations similar to the operations engaged in by the Company. Conflicts of interest between the Company's officers or directors and the Company may arise by reason of such relationships. Management intends to resolve any conflicts with respect to such operation in a manner equitable to the shareholders of the Company, its management and any of the Company's affiliates.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Erick Slabaugh
Amount Outstanding:	$90,632
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

25. **What other exempt offerings has FCP Insight, Inc. conducted within the past three years?**

Date of Offering:	2021-12-29
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$100,427
Use of Proceeds:	The Company sold 41,328 shares of common stock to a stockholder for expunging debt of $100,427. No cash was received in this transaction.
Date of Offering:	2021-12-29
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$888,481
Use of Proceeds:	The Company sold 365,630 shares of common stock to a related party (Beneficial owner Erick Slabaugh, CEO of the Company) for expunging debt of $736,508 and cash proceeds of $151,973. The cash proceeds were used on the operations of the business.
Date of Offering:	2022-04-15
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$250,000
Use of Proceeds:	The Company sold 125,000 shares of common stock for a total purchase price of $250,000. Proceeds from the sale were used on further development, on-going operations, development of website, development of customer service portal, brand and marketing plan development, initial marketing, and on-boarding beta client.
Date of Offering:	2022-07-15
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$50,000
Use of Proceeds:	The Company sold 25,000 shares of common stock for a total purchase price of $50,000. Proceeds from the sale were used on further development, on-going operations, development of website, development of customer service portal, brand and marketing plan development, initial marketing, and on-boarding beta client.
Date of Offering:	2022-07-15
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$200,000
Use of Proceeds:	The Company sold 100,000 shares of common stock for a total purchase price of $200,000. Proceeds from the sale

total purchase price of $200,000. Proceeds from the sale were used on further development, on-going operations, development of website, development of customer service portal, brand and marketing plan development, initial marketing, and on-boarding beta client.

Date of Offering:	2023-05-23
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$200,000
Use of Proceeds:	The Company sold 100,000 shares of common stock for a total purchase price of $200,000. Proceeds from the sale were used to fund the operations of the Company.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Erick Slabaugh	CEO	Debt	$90,632

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    FCP Insight, Inc primarily operates in the northwestern United States and specializes in providing software-as-a-service solutions. Their primary focus is on delivering a comprehensive ERP system tailored for service businesses in the construction industry. Originally developed for Absco, a company specializing in alarm installation and monitoring and primarily owned by Erick Slabaugh, who is the majority stockholder. FCP's product is currently integrated with the QuickBooks desktop version and is actively working towards integration with the online program. FCP Insight's Business Control Center (IBCC) offers cloud-based construction management software designed to cater to clients in specialty trade businesses. This software empowers users to efficiently manage projects, create estimates, and access real-time reports, providing valuable insights into their business operations. FCP's software is versatile and can be utilized by a wide range of businesses, including electrical contractors, integrators, carpenters, roofers, and various other service providers within the construction industry. The primary revenue stream for the Company is anticipated to come from the usage fees for its ERP application. License fees are paid, and revenue realized in the month service is provided. At December 31, 2022 and 2021, 100% of our revenue was from one subscriber, Elmore Electric. Elmore has been paying a monthly fee of $500 since 2019. An agreement is in place to maintain this rate until mid-2024, after which it will increase to $1,500 per month. In 2023, Absco, a related party, emerged as the second paying customer, and an unrelated third customer was also acquired. Results of Operations: Revenue for the year ended December 31, 2022 did not change totaling $6,000, as compared to $6,000 reported for the year ended December 31, 2021. This revenue came from one customer that pays us $500 each month. Operating expenses for the year ended December 31, 2022 increased by $97,166 to $253,668, as compared to $156,502 reported for the year ended December 31, 2021. Interest expense for the year ended December 31, 2022 decreased by $27,458 to $0, as compared to $27,458 reported for the year ended December 31, 2021. Net loss for the year ended December 31, 2022 increased by $150,008 to a net loss of $327,968, as compared to a net loss of $177,960 reported for the year ended December 31, 2021. Liquidity and Capital Resources: During 2023, the Company received cash of $59,491 from CEO Erick Slabaugh in the form of a related party payable. As of September 30, 2023, the outstanding balance of the related party payable was approximately $90,632. In May of 2023, the Company sold 100,000 shares of common stock in exchange for gross proceeds of $200,000 through a Reg D offering. During 2022, the Company sold 250,000 shares of common stock in exchange for gross proceeds of $500,000 under the same terms. The Reg D offering is currently closed. On December 31, 2022, the Company had cash and cash equivalents of $132,089 and working capital of $105,789 as compared to cash and cash equivalents of $24,921 and negative working capital of $57,811 on December 31, 2021. During 2022, the Company averaged a monthly burn rate of approximately $2,700 compared to an average monthly burn rate of approximately $30,900 in 2021. The Company is held at ownership percentages of 16.7% and 14.8% by ABSCO Alarms, Inc. ("Absco") as of December 31, 2022 and 2021, respetively. It is 71.6% and 75.9% under common ownership with Absco at December 31, 2022 and 2021, respectively. Absco exerts control over substantial operational aspects of the Company, including funding its activities. Furthermore, Absco assumes responsibility for covering expenditures and delivering administrative and managerial services on behalf of the Company. As a result, Absco is identified as the predominant influencer, classifying the Company (FCP Insight, Inc.) that is selling Securities in this Offering, as a variable interest entity ("VIE"). Under Generally Accepted Accounting Principles ("GAAP"), a company that is considered a VIE typically cannot issue stand-alone financial statements. VIEs are entities in which the controlling financial interest is not based on a majority of voting rights but rather through contractual arrangements that give one party (the "variable interest holder") power over the VIE's economic activities. In such cases, GAAP generally requires that the VIE's financial statements be consolidated with those of the primary beneficiary, which is the entity that has the majority of the variable interests and is therefore considered the primary beneficiary of the VIE. Consolidation reflects the economic reality of the VIE being controlled by the primary beneficiary, even if the primary beneficiary does not directly own a majority of the voting interests. In order to provide a more complete picture of the Company's financial position and results of operations, the Company, which is a VIE, has provided stand-alone financial statements, containing a review report from an independent Certified Public Accounting firm, and has also provided consolidated financial statements, containing a review report from an independent Certified Public Accounting firm, which reflect the economic reality of the VIE being controlled by the primary beneficiary, Absco, even though Absco does not directly own a majority of the voting interests. The Company has included both financial reports to provide a more complete picture of the financial position for investors to evaluate. Investors are purchasing Securities in the Company, which is defined as FCP Insight, Inc., and investors are not purchasing Securities in Absco, and will not have any ownership interest in Absco.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**

      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

   If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

FCP Insight, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following are transcripts of the videos shown on the Company's offering page: Video #1: Hi, I'm the CEO of both Absco Solutions, a life safety and security integration company, as well as FCP Insight, which is a software as a service ERP system specifically for specialty contractors, electrical contractors, low voltage contractors like ourselves.One of the things we realized was Absco needed a holistic business system that could really manage the entire organization as far as running the business day-to-day and the different processes and procedures that we needed a system to be able to manage. As a result of that, we started working on FCP Insights core product, our software platform more than 20 years ago. The software allows us to create estimates quickly and track our sales funnel, track our opportunities, track when we expect them to award, whether or not they go dead. We can do things like track what vertical market we sell to and which ones were most profitable in and it gives us a more predictable profitable sales funnel. It's enabled us to have real time efficient job costing, real time work in progress reporting. We're able to track our team, what their skill set is, where we've scheduled them, what they're scheduled for. The great thing is that our team in the field can access all this information remotely. We're able to track real time timecards. So as people are working on projects or doing service work or things of that nature, they're able to enter that information directly into their phone and have it log in the system real time against a job or a service call and have the flow of what's been invoiced and what's been paid and provide visibility from the accounting system without ever giving our frontline field team members access to our accounting system. One of the biggest things that it does is it eliminates the need for double entry. We flow seamlessly between our system and QuickBooks and that's just a wonderful thing. It eliminates a lot of errors. It allows us to see what our Billings are going to look like and we can do simple Billings or we can do schedule of values.

We're able to track documents and have document repository from an opportunity or lead all the way through to project completion and have that attached to a facility and a facility to an owner. That allows us to retain the history of what it is we've done on that job site. We can track inspections and service work and maintenance ongoing and it allows us to track warranty work. We're able to store those documents in the cloud so that anybody, anywhere, at any time can access them. It allows us and our leaders in our organization to make better and more strategic decisions because we have the right information at our fingertips. It allows us to dive deep on some key issues and analyze what projects are we most successful on. It's helped us to grow Absco from where we were in 2001 to today, about 17 times growth, a substantial improvement from where we were more than 20 years ago. And it is the platform that we run the business on day-to-day. I welcome you to speak with us and see what we're doing and I would love to have the opportunity to speak with you and show you the system. I hope you make it a great day. Video #2: We run projects and we call them jobs. We have a wide range of customers and we do little jobs and big jobs and sometimes the materials are hardly anything and sometimes there are a ton, sometimes the labor is a little part of, it sometimes it's all labor. And we were managing all of those projects with pencil and paper, so our service guys, their time cards were paper time cards and they would write in them, we didn't even have a punch clock, they would write a job number on it and the job number would come from their lead and the lead would look at the clipboard that had the list of jobs that we had put on there no kidding, a clipboard, and and that's how we manage things. And then all of the time cards when the job was done would get collected and and we would create an invoice based on those paper time cards and a list of materials that came from the project manager writing them down from his memory and so that that's how that piece went. And then all of the invoices, the packing slips from the distributors, all of those bits and pieces would end up in a manila folder in a file cabinet under that job. So if we ever had a customer ask us "Hey, we'd like to do a bow thruster just like you did on one of those Trident votes, I'm not sure which one it was," the only way for us to find that history would be to go try to track down the job number for that boat (not sure which boat) but they thought it was Trident and that means going to a file cabinet and digging through job files in paper to find that history to see if maybe we had put a drawing in there and maybe we had a list of the materials that we purchased in order to duplicate it. So we were really a couple inches forward from the Stone Age but not many! So are all of our service guys they enter their time cards on their phone they select the job number. The job number is all created by the project managers. Those hours are updated real time, all the past invoices on that job show up, all the documents that we create whether it's an estimate or a packing slip, those things get scanned and they're all available, then tightly integrated with QuickBooks. And when it's time to create the invoice we route some reports and as soon as people are okay that happens in email. Then it's just seamless how it goes from EBS into QuickBooks and creates an invoice! So we went from truly clipboard pencil and paper to it all works online and it's integrated with our accounting software so that's been that's a Quantum Leap Forward from where we used to be. I was introduced to Eric and the software by a mutual friend who said "Hey, you know what they're developing some cool software you should probably go and take a look at it." And so we came up and saw this demo and I said right then I said that is a platform that we can run our business around. And so it was not really even a difficult choice for us to contemplate so we had QuickBooks. Then for managing projects there's just nothing out there and we're really not a big enough company for something like Salesforce or any of these big, expensive large overhead big migration challenge platforms. And so we moved over and I gotta say working with the team there has been fantastic. It was not a hard decision once we saw what it was and what we knew from Erick to be the vision fundamental to how we run things now. We are much more efficient in creating a job, we're much more efficient in managing that job, we're much more efficient in closing the job and creating invoices for it, it is exactly the platform that you run your business on. I would say don't stick with pencil and paper, embrace this because the efficiencies will really help in the business. So I would say take the bet it's been it's paid for us that's for sure but I would say there are direct financial benefits and there are indirect financial benefits. The direct financial benefits are the efficiencies I was talking about, things just you get things done more quickly. You also have direct benefits like not forgetting that there were some materials on it or there so those things are pretty direct savings the indirect I would say is you could save more sales because our project managers aren't spending as much time as they were before. A lot of it gets done on their behalf which gives them time to go talk to customers that they might not have had before. I can tell you that my benefit for me is I have this platform that everybody can use and it's got checks and balances in it and so everyone's working better together. So we don't have the silo problems or we don't have as much finger pointing when something goes wrong, so we have a process. The number one benefit process and efficiency yeah that's been huge for us you know I'd say look it's doing great things for us and if it's a fit for your business go learn about it.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.fcpinsight.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.